FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated June 29, 2023 of Diana Shipping Inc., (the "Company") announcing the signing and drawdown of a US$100 million term loan facility with DNB Bank ASA to refinance existing loan facilities. The Company also announced that it signed and concluded the drawdown of a term loan facility with Nordea Bank Abp, filial i Norge for up to US$22.5 million with maturity date in June 2028 to refinance existing loan facilities.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-256791 and 333-266999) that were filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021 and September 16, 2022, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 29, 2023	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES SIGNING AND DRAWDOWN OF A US$100 MILLION TERM LOAN FACILITY WITH DNB BANK ASA AND A US$22.5 MILLION TERM LOAN FACILITY WITH NORDEA BANK
TO REFINANCE EXISTING LOAN FACILITIES

ATHENS, GREECE, June 29, 2023 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that on June 26, 2023, it signed a term loan facility with DNB Bank ASA for up to US$100 million with maturity date up to December 2029, subject to mutually agreed margin reset at the end of the fourth year. Yesterday, it concluded the drawdown of US$100 million, secured by ten vessels. The proceeds from the loan facility refinanced other loan facilities with an aggregate outstanding amount of approximately US$68.7 million, namely two existing loan facilities with ABN AMRO Bank N.V. of approximately US$31.4 million and of approximately US$37.3 million (maturity dates in June 2024 and in May 2026) related to the same ten vessels. The remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the loan agreement and/or general corporate purposes.

On June 20, 2023, The Company also signed a term loan facility with Nordea Bank Abp, filial i Norge for up to US$22.5 million with maturity date in June 2028. On June 27, 2023, it concluded the drawdown of US$22.5 million, secured by four vessels. The proceeds from the loan facility refinanced the existing loan facility with an outstanding amount of approximately US$20.9 million, with Nordea Bank Abp, filial i Norge (maturity date in March 2024) related to the same four vessels. The remaining proceeds may be used to pay transaction costs and expenses incurred in connection with the loan agreement and/or general corporate purposes.

Diana Shipping Inc.’s fleet currently consists of 42 dry bulk vessels: 4 Newcastlemax, 10 Capesize, 5 Post-Panamax, 6 Kamsarmax, 7 Panamax and 10 Ultramax (including a partial interest through a joint venture arrangement in one Ultramax).  As of today, the combined carrying capacity of the Company’s fleet, is approximately 4.7 million dwt with a weighted average age of 10.19 years. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the continuing impacts of the COVID-19 pandemic; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.